                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                              WATTAGE MONITOR INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   94274R1023
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                                 (CUSIP Number)

                               Gerald R. Alderson
                            c/o Wattage Monitor Inc.
                                1100 Kietzke Lane
                               Reno, Nevada 89502
                                 (702) 327-6000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 October 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        [Continued on the following page]

                                  SCHEDULE 13D
CUSIP NO. 94274R1023                                                 PAGE 2 OF 5




       1         NAME OF REPORTING PERSONS - Robert H. Lessin and RHL Ventures
                 LLC

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 22-3544419

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                         (b) |_|
       3         SEC USE ONLY

       4         SOURCE OF FUNDS*
                    OO

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States and Delaware, respectively

           NUMBER OF                 7       SOLE VOTING POWER
             SHARES
          BENEFICIALLY                            3,164,948 (See Item 5)
            OWNED BY
              EACH                   8       SHARED VOTING POWER
           REPORTING
          PERSON WITH                             0
                                     9       SOLE DISPOSITIVE POWER

                                                  3,164,948 (See Item 5)

                                    10       SHARED DISPOSITIVE POWER

                                                  0

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,164,948 shares (See Item 5)

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                          |_|

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%

       14        TYPE OF REPORTING PERSON*

                   PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 94274R1023                                                 PAGE 3 OF 5

Item 1.            Security and Issuer.

                   The title of the class of equity securities to which this Statement relates is common stock, par value $.01 per share (the "Company Common Stock") of Wattage Monitor Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 1100 Kietzke Lane, Reno, Nevada 89502.

Item 2.            Identity and Background.

                   Robert H. Lessin (together with RHL Ventures LLC, the "Reporting Persons") is the President and Chief Executive Officer of RHL Ventures LLC ("RHL"), a Delaware limited liability company that is wholly owned by Mr. Lessin, providing venture capital investment services. Mr. Lessin's principal employment is as the Chairman and Chief Executive Officer of Wit Capital Group, Inc., a Delaware corporation, which provides financial and investment services over the Internet. Mr. Lessin's principal offices are located at 826 Broadway, 6th Floor, New York, New York 10003. During the last five years, Mr. Lessin has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lessin is a United States citizen.

                   RHL is a Delaware limited liability company providing venture capital investment services. The principal offices of RHL are at the offices of Wit Capital Group, Inc., located at 826 Broadway, 6th Floor, New York, New York 10003. During the last five years, neither RHL nor its executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

                   See Item 4 below.

Item 4.            Purpose of Transaction.

                   On February 26, 1999, WattMonitor LLC, a Delaware limited liability company ("WMLLC"), merged (the "Merger") with and into Wattage Monitor Inc., (the "Company"), pursuant to an Agreement and Plan of Merger, dated as of February 26, 1999 (the "Merger Agreement"). Following the Merger, the business of the Company is the business conducted by WMLLC prior to the Merger. The Company provides electric rate and service information primarily to commercial and residential consumers.

                   Pursuant to the terms of the Merger Agreement, all outstanding units (the "Units") of membership interests of WMLLC were converted into 7,550,450 shares of common stock, par value $.01 per share, of the

                                  SCHEDULE 13D
CUSIP NO. 94274R1023                                                 PAGE 4 OF 5

Company. The shares issued to the former holders of Units represent approximately 72% of the Company following the Merger. The Units held by Robert Lessin and RHL, 1,675,000 and 426,667, respectively, were converted into 2,216,909 and 564,706 shares of Company Common Stock.

                   In conjunction with the Merger, all outstanding WMLLC contingent membership interests were canceled and replaced with options to purchase an aggregate of 874,500 shares of Company Common Stock at an exercise price of $1.00 per share. In addition, the Company issued four (4) warrants to the former holders of warrants of WMLLC, representing rights to acquire an aggregate of 450,000 shares of the Company Common Stock at a purchase price of $1.50 per share. The warrants to purchase an aggregate of 383,333 shares of Units of WMLLC held by RHL were converted into warrants to purchase an aggregate of 383,333 shares of Company Common Stock.

          Upon the consummation of the Merger, the number of members of the Board of Directors of the Company was increased from 3 to 5. These 5 members shall serve in such capacities until the next annual meeting of the stockholders of the Company or until their earlier resignation or removal.

Item 5.            Interest in Securities of the Issuer.

          (a) and (b) Mr. Lessin is the record owner of 2,216,909 shares of Company Common Stock, representing approximately 18% of the outstanding Company Common Stock. Mr. Lessin has sole power to vote and to direct the disposition of these shares. RHL is the record owner of 564,706 shares of Company Common Stock and warrants to purchase an aggregate of 383,333 shares of Company Common Stock, representing approximately 7.1% of the outstanding Company Common Stock. As the President and Chief Executive Officer of RHL, Mr. Lessin is the beneficial owner of the 564,706 shares of Company Common Stock and warrants to purchase an aggregate of 383,333 shares of Company Common Stock that are owned of record by RHL. In addition, Mr. Lessin possesses the sole power to vote or direct the disposition of the shares owned of record by RHL.

          (c) No transaction in the issued and outstanding shares of the Company by the Reporting Persons has been effected during the past 60 days.

          (d) The Reporting Persons are not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock set forth above.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise noted in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company,

                                  SCHEDULE 13D


CUSIP NO. 94274R1023                                                 PAGE 5 OF 5


including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                    Material to Be Filed as Exhibits.

         Exhibit A.        Merger Agreement, dated as of February 26, 1999.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



October 20, 1999                            \s\ Robert H. Lessin
                                            ---------------------
                                            ROBERT H. LESSIN



October 20, 1999                            RHL VENTURES LLC

                                            By: \s\ Robert H. Lessin
                                                ----------------------
                                                Name:  Robert H. Lessin
                                                Title: President and Chief
                                                       Executive Officer